Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
SEC Registration Statement No.: 333-172012
This filing, which includes a February 2011 update on the M&I acquisition, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2009 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at (416) 867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

BMO+HARRIS @ Work
February 2011 issue
Update on M&I acquisition
Moving forward with the integration.
Two months ago, BMO announced an exciting milestone: A definitive agreement to acquire Marshall & Ilsley Corporation (M&I). Once the transaction closes mid-summer, it will become the largest acquisition in our company’s history.* The addition of M&I will grow BMO’s U.S. branch presence from 320 to 700. It will increase BMO’s U.S. assets from $123 billion to $176 billion.
As Bill Downe pointed out at the Company Meeting in January, we’ll have nearly $100 billion deposit base in the U.S. “We’re energized about that — but what’s more exciting is the size of the opportunity,” said Bill Downe, President and Chief Executive Officer, when the deal was announced December 17, 2010. “We will operate in six states in which we will have a meaningful footprint equal in population and GDP to Canada. We will double our home market.”
The acquisition is consistent with our strategy to strengthen our North American businesses. “It will transform BMO’s competitive position in the U.S. Midwest by bringing together highly complementary businesses that align well with BMO’s retail, commercial, and asset and wealth management businesses in the U.S. It also increases scale and provides strong entry into other attractive markets, including Minnesota, Missouri and Kansas, and expansion in Indiana and Wisconsin,” said Bill.
“For customers, shareholders and employees, the combined bank group will be a stronger entity. This acquisition gives us the opportunity to leverage the greatest strength of both organizations: our brands and reputations,” said Bill.
“We are committed to ensuring an excellent transition and to maintaining M&I’s strong presence and community leadership in Milwaukee and other M&I markets,” said Bill. “Making each M&I customer feel welcome will be a high priority for us. Harris and M&I set the standard in the Midwest for exemplary customer experience and commitment to communities, and we will build upon this reputation. We have a brand promise common to each of our businesses. It speaks directly to customers and reinforces our focus on personal and commercial banking in North America.”
The transaction was well received by M&I. “This is good news for M&I’s shareholders, customers, employees and the communities we serve,” said Mark Furlong, Chairman, President and CEO of M&I. “It will position us with the capital strength and scale to enhance our commitment to customers and communities. This combination is about two companies that share a vision of building strong long-term customer relationships. BMO has a diversified business mix with a strong reputation for being a consistent lender.”

The organization is now focused on integration plans. “While integration is a very big job, we have a tremendous wealth of experience across all of the organizations involved,” said Tom Flynn, Executive Vice-President and Chief Risk Officer, at the Company Meeting 2011. “In fact, over the last five years, BMO and Harris have made 12 acquisitions, while M&I has made nine.”
Since the acquisition was announced, teams on both sides of the border and across business lines have been working hard on integration plans. “Introductory meetings have taken place at some M&I locations to enable employees to get a better feel of BMO overall and the opportunities that coming together will deliver, especially for our employees, customers and communities,” said Ellen Costello, CEO, Harris Bankcorp, in her January monthly message.
In January Cecily Mistarz was appointed Integration Management Office Director. Cecily was the Executive Vice-President, Product Management and Development, Harris Private Bank. She will be in charge of driving the integration through all its initial phases, while serving as the primary link between people involved in merging the two banks.
Until the transaction closes, it is business as usual and Harris and M&I will continue to operate independently. “Our focus remains on one thing: the success of our customers,” said Ellen.
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*The transaction is subject to customary closing conditions, including regulatory approvals and approvals from the M&I shareholders. The closing is anticipated to occur prior to July 31, 2011.
Caution regarding forward looking statements
Certain statements in this communication are forward-looking statements under the United States Private Securities Litigation Reform Act of 1995 (and are made pursuant to the ‘safe harbour’ provisions of such Act) and applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the expected closing of the proposed acquisition of M&I, plans for the acquired business and the financial impact of the acquisition, and are typically identified by words such as “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “will”, “should”, “may”, “could” and other similar expressions.
By their nature, forward-looking statements are based on various assumptions and are subject to inherent risks and uncertainties. We caution readers of this communication not to place undue reliance on our forward-looking statements, as the assumptions underlying such statements may not turn out to be correct and a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and cost savings and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29 and 30, of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
Assumptions about the current and expected capital requirements, M&I’s revenues and expenses, potential for earnings growth as well as costs associated with the transaction and expected synergies, were material factors we considered in estimating the internal rate of return to BMO and our estimate of the acquired business being accretive to BMO’s earnings in 2013.
Assumptions about our integration plan, the efficiency and duration of integration and the alignment of organizational responsibilities, were material factors we considered in estimating transaction and integration costs.
BMO does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law.
Additional information for shareholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, at investor.relations@bmo.com, or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2010 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 26, 2010. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.